RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

10 June 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

[redacted]

08003179

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the acquisition of a new subsidiary company by Genting Utilities & Services Sdn Bhd, a wholly-owned subsidiary of the Company for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

PROCESSED
JUN 13 2008
THOMSON REUTERS

RECEIVED
2008 JUN 10 A 7:22

LOH BEE HONG
Company Secretary

Encls...
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Exemption No. 82-3229

BURSA MALAYSIA

General Announcement

Submitted

Initiated by RESORTS WORLD - COMMON on 06/06/2008 12:23:50 PM
Ownership transfer to RESORTS WORLD on 06/06/2008 12:24:00 PM
Reference No RW-080606-827B5
Form Version V3.0

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
**** Contact number***	03-23336120
E-mail address	elaine.loh@genting.com

Type * Announcement

Subject *: ACQUISITION OF A NEW SUBSIDIARY COMPANY BY GENTING UTILITIES & SERVICES SDN BHD, A WHOLLY-OWNED SUBSIDIARY OF THE COMPANY

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to inform that Genting Utilities & Services Sdn Bhd, a wholly-owned subsidiary of the Company has acquired the entire issued and paid-up share capital of Nelyield Sdn Bhd (Company No. 816928-D), comprising 2 ordinary shares of RM1/- each for cash at par on 5 June 2008.

None of the Directors and substantial shareholders of the Company and/or any persons connected with them has any interest, direct or indirect, in the aforesaid acquisition.

The aforesaid new subsidiary is not expected to have any effect on the group's profit for 2008.

RESORTS WORLD BHD

LOH BEE HONG
Company Secretary

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

****
*** ACTIVITY REPORT ***
****

ST. TIME	DESTINATION TEL/ID	NO.	MODE		PGS.	RESULT
06/06 06:11		6674	MEMORY RX	ECM	3	OK 00'46
06/06 09:38	3014742614	0928	TRANSMIT	ECM	1	OK 00'13
06/06 09:39	3014742614	0929	TRANSMIT	ECM	1	OK 00'13
06/06 09:42	3014742614	0930	TRANSMIT	ECM	2	OK 00'17
06/06 09:49		6675	MEMORY RX	ECM	2	OK 00'23
06/06 10:03	18562486073	0931	TRANSMIT	ECM	3	OK 01'13
06/06 10:08	3014742614	0932	TRANSMIT	ECM	2	OK 00'20
06/06 10:47		6676	AUTO RX	ECM	2	OK 00'48
06/06 11:24	12404731461	0933	TRANSMIT	ECM	2	OK 00'33
06/06 12:24	3015706133	0934	TRANSMIT	ECM	3	OK 00'42
06/09 09:01	7035343685	0935	TRANSMIT	ECM	1	OK 00'21
06/09 11:53	7039229029	0936	TRANSMIT		0	NG 00'00 0 STOP
06/09 11:54	7039229029	0937	TRANSMIT	ECM	1	OK 00'20
06/09 12:22	12034623215	0938	TRANSMIT		0	NG 00'13 0 STOP
06/09 12:24	12094623215	0939	TRANSMIT	ECM	3	OK 01'13
06/09 13:40	7037808320	0940	TRANSMIT	ECM	2	OK 00'37
06/09 13:43	7037808320	0941	TRANSMIT	ECM	3	OK 00'52
06/09 18:14		6677	AUTO RX		0	NG 00'43 0
06/09 18:17	61 3 96332658	6678	AUTO RX	ECM	5	OK 01'01
06/10 05:52	23336620	6679	AUTO RX	ECM	2	OK 00'36

END